SEC File No. 812-__________

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

APPLICATION PURSUANT TO SECTION 6(c)
OF THE INVESTMENT COMPANY ACT OF 1940
FOR AN ORDER OF EXEMPTION FROM
SECTION 15(a) OF THE ACT

In the Matter of

RJL CAPITAL MANAGEMENT, LLC

and

THE MULTI-STRATEGY GROWTH & INCOME FUND

Please direct all written or oral communications concerning this Application to:

JoAnn Strasser, Esq.

Thompson Hine LLP

41 South High Street, 17th Floor

Columbus, Ohio  43215

with copies to:

James Ash, Esq.

Gemini Fund Services, LLC

450 Wireless Boulevard

Hauppauge, New York  11788-0132

April 13, 2012

This Application (including exhibits) consists of 31 pages.
The exhibit index appears on page 27.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

IN THE MATTER OF

RJL CAPITAL MANAGEMENT, LLC

13520 Evening Creek Drive N., Suite 300, San Diego, CA  92128

and

THE MULTI-STRATEGY GROWTH & INCOME FUND

450 Wireless Boulevard

Hauppauge, NY  11788

Investment Company Act of 1940 File No. 812-________

: : : : : : : : : : : :	APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT

I.

INTRODUCTION

The Multi-Strategy Growth & Income Fund (the "Trust" or the "Fund"), on behalf itself and of RJL Capital Management, LLC (“RLJ Capital” or the "Adviser") (collectively, the "Applicants") hereby submit this application (the "Application") to the Securities and Exchange Commission (the "Commission") for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act").  Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act to permit the Adviser, subject to the approval of the board of trustees of the Trust (the "Board"), to do the following without obtaining shareholder approval: (a) select an unaffiliated investment subadviser or subadvisers (each a "Subadviser" or collectively "Subadvisers") to manage all or a portion of the assets of the Fund1 pursuant to an investment subadvisory agreement with a Subadviser (each a "Subadvisory Agreement" and together the "Subadvisory Agreements"), and (b) materially amend Subadvisory Agreements with the Subadvisers.2

Applicants are seeking this exemption to enable the Adviser and the Board to obtain for the Fund the services of one or more Subadvisers believed by the Board and the Adviser to be particularly well-suited to manage the assets of the Fund pursuant to

1 The Applicants also request relief with respect to (a) any entity controlling, controlled by, or under common control with the Adviser or its successors (included within the term “Adviser”); (b) that uses the manager-of-managers structure (“Manager of Managers Structure”) described in this Application to manage the Fund; and (c) that complies with the terms and conditions of this Application.  For the purposes of the requested order, "successor" is limited to those one or more entities that would result from a reorganization into another jurisdiction or a change in the type of business organization.

2 The requested relief will not extend to any subadviser that is an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of the Trust or the Adviser, other than by reason of serving as a subadviser to the Fund ("Affiliated Subadviser"). If the Adviser wishes to use Affiliated Subadvisers, to assist with monitoring and/or management of certain markets with which the Affiliated Subadvisers have expertise, shareholder approval of the subadvisory agreement with any Affiliated Subadviser will be obtained.

each Subadviser's proprietary investment style without the delay and expense of convening a special meeting of shareholders.  Under a multi-manager investment management approach, the Manager of Managers Structure, the Adviser will evaluate, allocate assets to, and oversee the Subadviser or Subadvisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.

The requested exemption will also permit the Adviser to make material amendments to Subadvisory Agreements believed by the Adviser and the Board to be appropriate without the delay and expense of convening a special meeting of shareholders for that purpose.  Applicants believe that without this relief, the Fund may be precluded from promptly and timely materially amending, or may be subject to the delays and additional expense of proxy solicitation when materially amending, Subadvisory Agreements considered appropriate by the Adviser and the Board.

II.

BACKGROUND

A.

The Trust

The Trust is organized as a Delaware statutory trust and is registered, pending declaration of effectiveness by the Commission, under the 1940 Act, as a closed-end management investment company that is operated as an interval fund.  As of the date of this Application, the Trust and is managed by the Adviser and one sub-adviser.

B.

RJL Capital

RLJ Capital is a limited liability company organized under the laws of the State of California.  RJL Capital is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act").  RJL Capital serves as the investment adviser of the Fund and has no other clients.  RJL Capital's sole business activity is providing investment management services to the Fund pursuant to an investment advisory agreement with the Trust (the "Advisory Agreement").

Under the terms of the Advisory Agreement, and subject to the oversight and the authority of the Board, RJL Capital is responsible for the overall management of the Fund's business affairs and selecting investments according to the Fund's investment objective, polices, and restrictions.  In addition, pursuant to the Advisory Agreement, RJL Capital may retain one or more subadvisers, at RJL Capital's own cost and expense, subject to the approval of the Board, including approval by a majority of its Independent Trustees (as defined below), for the purpose of managing the investment of all or a portion of the assets of the Fund.

For the investment management services that it provides to the Fund, RJL Capital receives the fee specified in the Advisory Agreement from the Fund based on average daily net assets.  In the interest of limiting the expenses of the Fund, RJL Capital may from time to time waive some or all of its investment advisory fees or reimburse other fees for the Fund.  In this regard, RJL Capital has entered into an expense limitation agreement with the Fund (the "Expense Limitation Agreement").  Pursuant to the Expense Limitation Agreement, RJL Capital agrees to waive or limit its fees and to assume other expenses to the extent necessary to limit the total annual operating expenses of the Fund.  This limit excludes certain Fund expenses, such as expenses relating to front-end or contingent deferred sales loads, shareholder servicing fees, taxes, interest, brokerage commissions, dividends expense on securities sold, acquired or underlying fund fees and expenses and extraordinary expenses such as litigation or reorganization costs.

The terms of the Advisory Agreement comply with Section 15(a) of the 1940 Act.  The Advisory Agreement was approved by the Board, including a majority of the trustees who are not "interested persons," (as defined in Section 2(a)(19) of the 1940 Act) of the Trust or RJL Capital (the "Independent Trustees") and was approved by the initial shareholder of the Fund in the manner required by Sections 15(a) and (c) of the 1940 Act.  Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to the Advisory Agreement.

C.

The Subadviser and the Manager of Managers Structure

Pursuant to its authority under the Advisory Agreement, RJL Capital has entered into a Subadvisory Agreement with First Allied Asset Management, Inc. to provide investment advisory services to the Fund.3

This Subadvisory Agreement has been approved by the Board, including by a majority of the Independent Trustees, and the initial shareholder of the Fund in accordance with Sections 15(a) and 15(c) of the 1940 Act.  In addition, the terms of the Subadvisory Agreement comply fully, and the terms of each other future Subadvisory Agreement will comply fully, with the requirements of Section 15(a) of the 1940 Act.  First Allied Asset Management, Inc. and any other Subadviser when and if hired by the Fund is or will be an "investment adviser" as defined in Section 2(a)(20)(B) of the 1940 Act and registered as an investment adviser under the Advisers Act.

The Adviser will select Subadvisers based on the Adviser's evaluation of each Subadviser's skills in managing assets pursuant to particular investment styles that are consistent with the investment objective of the Fund, and recommend their hiring to the

3 The Adviser has initially engaged one Subadviser.  It is expected that the number of Subadvisers employed by the Fund could change over time.

Board.  The Adviser will engage in an ongoing analysis of the continued advisability of retaining each Subadviser and make recommendations to the Board as needed.  The Adviser will also negotiate and renegotiate the terms of Subadvisory Agreements, including the subadvisory fees, with each Subadviser, and will make recommendations to the Board as needed.

Subject to approval by the Board and a majority of the Fund's outstanding voting securities, as that term is defined in Section 2(a)(42) of the 1940 Act, the primary responsibility for management of the Fund—including, in particular the selection and supervision of the Subadviser(s)—will be vested in the Adviser, subject to general oversight and approval by the Board.  Thus, the Adviser will supervise the management and investment programs and operations of the Fund and evaluate the abilities and performance of other money management firms to identify appropriate Subadvisers for the Fund's various sub-strategies. After a Subadviser is selected, the Adviser will continuously supervise and monitor the Subadviser's performance and periodically recommend to the Board which Subadvisers should be retained or released.

The Adviser, under the Advisory Agreement and Subadvisory Agreements, may employ multiple Subadvisers for the Fund.  The Adviser will allocate and, when appropriate, reallocate the Fund's assets among Subadvisers.  Each Subadviser will have discretionary authority to invest that portion of the Fund's assets assigned to it.  The Adviser intends to achieve the Fund's investment objective by selecting a separate Subadviser or Subadvisers to implement distinct sub-strategies or "programs" for the Fund, based upon the Adviser's evaluation of each Subadviser's expertise and performance in managing its respective portion of a Fund's assets.  The Adviser will monitor each Subadviser for adherence to its specific strategy, and monitor the overall portfolio for compliance with the Fund's specific investment objective, policies and strategies.  In addition, the Adviser may continue to manage a portion of the assets of the Fund itself pursuant to its own investment strategy.

Under the Manager of Managers Structure, Subadviser evaluation on both a quantitative and qualitative basis will be an ongoing process.  The Adviser periodically will gather and analyze certain performance information regarding the Fund.  If the Fund under-performs relevant indices or its peer group over time, or if the Adviser has other concerns about the Fund or a Subadviser (such as a departure from the Fund's disclosed investment style, a change in management of the Subadviser, or concerns about compliance and operational capabilities), the Adviser will assess the continued ability of the Subadviser to meet the Fund's investment objective.  The Adviser will monitor possible replacement Subadvisers for the Fund so that any transition can be recommended to the Board and, if approved, is effected on a timely basis should a Subadviser change be warranted.  Absent exemptive relief, however, replacing a Subadviser would necessitate a proxy solicitation, which would involve additional expenses and may delay the implementation of the change.

The Fund will not rely on the requested order if the operation of the Fund in the manner described in this Application has not been approved as provided in condition 1 set out in Section IV below.4  The Fund has obtained that approval and the prospectus

4 The Fund will be required to obtain shareholder approval before relying on the order requested in this Application.  If the requested order is granted before the Fund commences a public offering, the initial sole shareholder will approve the Fund's reliance on the requested order.  If the Fund has taken or takes a shareholder vote to approve the Manager of Managers Structure before the order requested in the Application is issued, the prospectus for the Fund will contain, at all times following that approval, appropriate disclosure that the Fund has applied for exemptive relief to operate under a multimanager structure including the ability to change Subadvisers and hire new Subadvisers without soliciting further shareholder vote. If the Fund prospectus did not, at all times following shareholder approval of the Manager of Managers Structure, contain appropriate disclosure that the Fund has applied for, or received, exemptive relief to operate under the Manager of Managers Structure, as required by condition 2 to this application, the Fund will obtain shareholder approval before relying on the order.

for the Fund has contained, at all times following that approval, the disclosure required by condition 2 set out in Section IV below.

For the investment advisory services they provide to the Fund, each Subadviser will receive annual fees from the Adviser, calculated at an annual rate based on the average daily net assets of the respective Fund assets managed by the Subadviser.  Each Subadviser will bear its own expenses of providing subadvisory services to the Fund.  The Fund will not be responsible for paying subadvisory fees to any Subadviser.  The Adviser will compensate each Subadviser out of the fees that are paid to the Adviser under the Advisory Agreement.

D.

The Requested Relief

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act to facilitate the selection and retention of, and making material changes in Subadvisory Agreements with Subadvisers in connection with operating the Funds.  Under the requested relief, Applicants will obtain the approval of the Board, including a majority of the Independent Trustees, when Subadviser changes are made or when material changes in a Subadvisory Agreement are made, but approval by shareholders of the Fund will not be sought or obtained.5

If the requested order is granted, each Subadvisory Agreement will comply with the following requirements of Sections 15(a) and 15(c) of the 1940 Act: (1) it will precisely describe all compensation to be paid by the Adviser to the Subadviser

5 The Adviser acknowledges that material changes to subadvisory agreements with Affiliated Subadvisers and changes to Affiliated Subadvisers would be subject to shareholder approval.

thereunder; (2) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act; (3) it will provide for termination at any time, without the payment of any penalty, by the Adviser, the Board or by shareholders of the respective Fund on not more than sixty days written notice to the Subadviser; and (4) it will provide for its automatic termination in the event of its assignment as defined in Section 2(a)(4) of the 1940 Act.

The Fund will offer shares pursuant to a prospectus that is intended to satisfy the requirements of the Securities Act of 1933, as amended (the "1933 Act") and that describes the advisory services provided to the Fund.  The prospectus contains, and will contain at all times information concerning the management and operation of the Fund, including a description of the Subadvisers and the services they provide.  In addition, the Fund will hold itself out to investors as employing such Manager of Managers Structure and will prominently disclose in its prospectus that the Adviser monitors each Subadviser for adherence to its specific strategy, continuously supervises and monitors the Subadviser's performance and periodically recommends to the Board which Subadvisers should be retained or released.

The Fund will disclose at all times that it operates pursuant to the terms and conditions of this Application.  Thus, all shareholders of the Fund will be informed of: (a) the means by which the Fund obtains advisory services, including a description of the Adviser, the Subadvisers, and their agreements; and (b) that new Subadvisers can be employed without shareholder approval.  In addition, the Fund will be required to obtain shareholder approval of the Manager of Managers Structure prior to relying on the requested relief, and include the disclosure required in condition 2 at all times following that approval.

III.

EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW

A.

Shareholder Voting

1.

Applicable Law

Section 15(a) of the 1940 Act provides in relevant part that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company….

Section 2(a)(20) defines an "investment adviser" as the following:

"Investment adviser" of an investment company means (A) any person … who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities … and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) ….

Section 15 of the 1940 Act applies to situations where, as here, a subadviser contracts with an investment adviser of an investment company.  Accordingly, the Subadvisers are deemed to be within the statutory definition of an "investment adviser," and the Subadvisory Agreements between the Adviser and each Subadviser are subject to Sections 15(a) and (c) of the 1940 Act to the same extent as the Advisory Agreement.  Therefore, without the exemption applied for herein, the Fund: (a) would be prohibited from entering promptly into a new Subadvisory Agreement or amending materially an existing contract with a Subadviser; and (b) would be prohibited from continuing the employment of an existing Subadviser whose contract had been assigned as a result of a change in "control" unless the Adviser and the Fund were to incur the costs of convening a special meeting of Fund shareholders to approve the Subadviser's selection and/or the change in the Subadvisory Agreement.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  For the reasons and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act to eliminate the need for the Adviser, the Trust, and the Fund, to submit Subadvisory Agreements to the affected shareholders for approval prior to selecting a Subadviser or materially amending a Subadvisory Agreement.  Applicants submit that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2.

Discussion

a.

Necessary or Appropriate in the Public Interest

Applicants believe that the requested relief is necessary or appropriate in the public interest.  The Fund will be different from those of traditional investment companies.  Under the traditional structure, a fund's investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions.  The adviser is free to retain or terminate those portfolio managers without board or shareholder approval.  In the case of the Fund, the Adviser will use one or more Subadvisers, and the Adviser typically will not make the day-to-day investment decisions with respect to portions of the Fund's portfolio delegated to a Subadviser or Subadvisers.  Instead, the Adviser establishes an investment program for the Fund and selects, supervises and evaluates the Subadvisers who make the day-to-day investment decisions for the Fund and allocates all or a portion of the Fund's assets to various Subadvisers.  Those assets not managed by a Subadviser are managed by the Adviser.  This is a service that the Adviser believes can add value to the investments of the Fund's shareholders because the Adviser will be able to select those Subadvisers that have distinguished themselves through successful performance in the various market sectors in which the Fund will invest.

The Fund will hold itself out as an investment vehicle whereby investors look to the Adviser as a professional organization to evaluate, select and recommend to the Board the hiring of Subadvisers.  The Adviser will select those Subadvisers that are most likely to provide investment advisory services that will achieve the investors' defined objectives given their investment needs and tolerance for risk.  Those Subadvisers will, in turn, select and oversee the selection of portfolio investments pursuant to a particular sub-strategy.  Under the Manager of Managers Structure, the selection or change in a Subadviser will not be an event that significantly alters the nature of the shareholder's investment and thus does not implicate 1940 Act policy concerns regarding shareholder approval.6

From the perspective of the investor, the role of the Subadvisers with respect to the Fund is substantially equivalent to the role of the individual portfolio managers

6 Protecting Investors: A Half-Century of Investment Company Regulation, Division of Investment Management, SEC, May 1992, Ch. 7, Part III(D)(2).

employed by the Adviser for Fund assets managed by the Adviser.  Both the portfolio managers and the Subadvisers are concerned principally with the selection of portfolio investments in accordance with the Fund's investment objectives and policies and have no significant supervisory, management or administrative responsibilities with respect to the Fund or the Trust.  Applicants believe that shareholders look to the Adviser when they have questions or concerns about the Fund's management or about the Fund's investment performance.  Shareholders expect the Adviser and the Board to select the portfolio managers or Subadvisers for the Fund that are best suited to achieve the Fund's investment objective.  Shareholders of traditionally managed investment companies expect the investment adviser to compensate the portfolio manager out of the investment adviser's own assets, just as the Adviser will compensate the Subadvisers out of the advisory fees that the Adviser receives from the Fund.  Under the conventional investment company structure, shareholders do not vote on the selection of the individual portfolio manager or a change in his or her compensation.  There is no compelling policy reason why the Fund's investors should be required to approve a Subadviser’s relationship with the Fund, any more than shareholders of a conventional investment company should approve its manager's change of a portfolio manager or revision of that portfolio manager's employment contract.

In the absence of exemptive relief from Section 15(a) of the 1940 Act, when a new Subadviser is proposed for retention by the Fund, shareholders would be required to approve the Subadvisory Agreement with that Subadviser.  Similarly, if an existing Subadvisory Agreement were to be amended in any material respect (e.g., an increase in the subadvisory fee), approval by the shareholders of the Fund would be required.  In addition, the Fund would be prohibited from continuing to retain an existing Subadviser whose Subadvisory Agreement had been "assigned" as a result of a change of control of the Subadviser unless shareholder approval had been obtained.  In all of these cases, the need for shareholder approval would require the Fund in question to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Fund.  This process would be time-intensive, costly and slow and, in the case of a poorly performing Subadviser or one whose management team had left, potentially harmful to the Fund and its shareholders.

Applicants believe that permitting the Adviser to perform those duties for which the shareholders of the Fund are paying the Adviser (i.e., the selection, supervision and evaluation of Subadvisers or managing the assets directly, when appropriate) without incurring unnecessary delay or expense will be appropriate and in the interests of Fund shareholders and will allow the Fund to operate more efficiently.  Without the delay inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), the Fund will be able to act more quickly and with less expense to replace Subadvisers when the Board and the Adviser feel that a change would benefit the Fund.  Without the requested relief, the Fund may, for example, be left in the hands of a Subadviser who would be unable to manage the Fund's assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Subadvisory Agreement.  Also, in that situation, or where there has been an unexpected Subadviser resignation or change in control event beyond the control of the Adviser and the Fund, the Fund may be forced to operate without a Subadviser or with less than the optimum number of Subadvisers.

The sudden loss of the Subadviser could be highly disruptive to the operations of the Fund.

b.

Consistent with the Protection of Investors

Applicants believe that the requested relief is consistent with the protection of investors.  Primary responsibility for management of the Fund, including the selection and supervision of the Subadvisers, is vested in the Adviser, subject to the oversight of the Board.  The Advisory Agreement is and will remain fully subject to the requirements of Section 15(a) of the 1940 Act, including the requirement for shareholder voting.  Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Subadvisers in the Adviser in light of the management structure of the Fund, as well as the shareholders' expectation that the Adviser will use its expertise to select the most able Subadvisers.  Within this structure, the Adviser is in a better position to make an informed selection of a Subadviser than are individual shareholders.

In evaluating the services that a Subadviser will provide to the Fund, the Adviser considers certain information, including, but not limited to, the following:

(1)

the advisory services provided by the Subadviser, including the Subadviser's investment management philosophy and technique and the Subadviser's methods, to ensure compliance with the investment objective, policies and restrictions of the Fund;

(2)

the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Fund, and the ability of the Subadviser to attract and retain capable personnel;

(3)

reports setting forth the financial condition and stability of the Subadviser; and

(4)

reports setting forth the Subadviser's investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices and other accounts managed by the Subadviser and having similar investment objectives, and other funds having similar investment objectives and asset sizes.

In obtaining this information, the Adviser will typically: (i) review the Subadviser's current Form ADV; (ii) conduct a due diligence review of the Subadviser; and (iii) conduct an interview of the Subadviser.

In addition, the Adviser and the Board will consider the reasonableness of the Subadviser's compensation with respect to the Fund.  Although only the Adviser's fee is payable directly by the Fund, and the Subadviser’s fee will be payable by the Adviser, the Subadviser’s fee directly bears on the amount and reasonableness of the Adviser's fee payable by the Fund.  Accordingly, the Adviser and the Board will analyze the fees paid to Subadvisers in evaluating the reasonableness of the overall arrangements.  In conducting this analysis, the Adviser and the Board will consider certain information, including, but not limited to, the following:

(1)

a description of the proposed method of computing the fees;

(2)

comparisons of the proposed fees to be paid by the Fund with fees charged by the Subadviser for managing comparable accounts and with fees charged by other organizations for managing other investment companies, especially funds and accounts having similar investment objectives; and

(3)

data with respect to the projected expense ratios of the Fund and comparisons with other investment companies of comparable size and strategy.

If the relief is granted, shareholders of the Fund will receive adequate information about the Subadvisers.  The prospectus and statement of additional information ("SAI") of the Fund will include all information required by Form N-2 concerning the qualifications of each respective Subadviser.  If a new Subadviser is retained or a Subadvisory Agreement is materially amended, the Fund's prospectus and SAI will be supplemented promptly pursuant to Rule 497 under the 1933 Act.  Furthermore, if a new Subadviser is appointed, the Fund will furnish to shareholders all information that would have been provided in a proxy statement (the "Information Statement"), within 90 days of the date that the new Subadviser is appointed.  The Information Statement will satisfy the requirements of Regulation 14C and Schedule 14C as well as the relevant requirements of Schedule 14A of the Securities Exchange Act of 1934 (the "1934 Act").  Moreover, as indicated above, the Board will comply with the requirements of Sections 15(a) and (c) of the 1940 Act before entering into or amending a Subadvisory Agreement.

c.

Consistent with the Policy and Provisions of the 1940 Act

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act.  The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act.  The identity of a registered investment company's investment adviser, together with the company's investment objective, policies and restrictions, are the features that distinguish one investment company from another.  The framers of the 1940 Act believed that if an investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders.  The exemptive relief being requested would be fully consistent with this public policy.

The Fund's Advisory Agreement has received shareholder approval.  However, because the order requested in this Application will be granted (if in fact granted) after the Fund commences public offering, the Fund will rely upon the approval of the Manager of Managers Structure by the Fund’s initial shareholder and disclosure in the Fund's prospectus, at all times following the approval, that the Fund has applied for (or received) exemptive relief to operate under a multimanager structure including the ability to change Subadvisers and hire new Subadvisers without soliciting further shareholder vote.  The Fund will not seek to obtain the approval of its outstanding voting securities pursuant to a proxy statement before relying on the order requested in this Application.  The Fund's prospectus currently does disclose, that RJL Capital is the primary provider of investment advisory services to the Fund, and that RJL Capital may hire or change Subadvisers for the Fund, as appropriate, and that RJL Capital has the ultimate responsibility to oversee Subadvisers and recommend to the Board their hiring, termination and replacement.  In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager's salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company's investment results and overall management services.  For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Subadviser by the Adviser and the Board.

Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation.  In the circumstances described in this Application, a proxy solicitation provides no more meaningful information to investors than the proposed use of the Information Statement.  The Fund also will promptly supplement its registration statement if a new Subadviser is appointed or a material amendment is made to a Subadvisory Agreement.  If a shareholder of the Fund is dissatisfied with the Adviser's selection of a Subadviser or a material change in a Subadvisory Agreement, the shareholder may submit his or her shares for repurchase pursuant to the Fund's quarterly repurchase offer.

B.

Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) have been granted previously by the Commission.  See, e.g., RidgeWorth Funds, et aI., Investment Company Act Release Nos. 29743 (August 3, 2011) (notice) and 29773 (August 30, 2011) (order); Altegris Advisors, L.L.C., et al. Investment Company Act Release Nos. 29689 (June 1, 2011) (notice) and 29710 (June 28, 2011) (order).

IV.

CONDITIONS FOR RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.

Before the Fund may rely on the requested order, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund's outstanding voting securities, as defined in the 1940 Act, or in the case of public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of the Fund to the public.

2.

The Fund, intending to, or relying on the requested order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to this Application.  The Fund will hold itself out to the public as utilizing the Manager of Managers Structure.  The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3.

Within 90 days of the hiring of a new Subadviser, shareholders of the Fund will be furnished all information about the new Subadviser that would be included in a proxy statement.  To meet this obligation, the Fund will provide shareholders, within 90 days of the hiring of a new Subadviser, an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act.

4.

The Adviser will not enter into a subadvisory agreement with any Affiliated Subadviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the Fund.

5.

At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.

Whenever a subadviser change is proposed for the Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7.

The Adviser will provide general management services to the Fund, including overall supervisory responsibility for the general management and investment of Fund's assets, and, subject to review and approval of the Board, will: (a) set the Fund's overall investment strategies; (b) evaluate, select and recommend Subadvisers to manage all or a part of the Fund's assets; (c) allocate and, when appropriate, reallocate the Fund's assets among one or more Subadvisers; (d) monitor and evaluate the performance of Subadvisers; and (e) implement procedures reasonably designed to ensure that the Subadvisers comply with the Fund's investment objective, policies and restrictions.

8.

No trustee or officer of the Trust, or director, manager or officer of the Adviser, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadviser, except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

9.

In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

V.

CONCLUSION

For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application.  Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

VI.

PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, each Applicant hereby states that its address is:

RJL CAPITAL MANAGEMENT, LLC

13520 Evening Creek Drive N., Suite 300
San Diego, CA  92128

THE MULTI-STRATEGY GROWTH & INCOME FUND

450 Wireless Boulevard

Hauppauge, NY  11788

Copies of all notices, orders, oral or written communications or questions regarding this Application concerning this Application should be directed to:

JoAnn Strasser, Esq.

Thompson Hine LLP

41 South High Street, Suite 1700

Columbus, Ohio  43215

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so.  All requirements of the agreement and declaration of trust, bylaws;

certificate of formation and operating agreement, as applicable, of each Applicant have been complied with in connection with the execution and filing of this Application.  The authorizations required by Rule 0-2(c) under the Act are included in this Application as Exhibit A-1 and Exhibit A-2 and the Verifications required by Rule 0-2(d) under the Act are included in this Application as Exhibit B-1 and Exhibit B-2.

(Signature page follows)

Applicants have caused this Application to be duly signed on their behalf.

THE MULTI-STRATEGY GROWTH & INCOME FUND

By:

/s/ Raymond J. Lucia, Jr.

Name:

Raymond J. Lucia, Jr.

Title:

President

RJL Capital Management, LLC

By:

/s/ Brent R. Rivard

Name:

Brent R. Rivard

Title:

President

VII.

LIST OF ATTACHMENTS AND EXHIBITS

Authorizations Required Pursuant to Rule 0-2(c)

            A-1 through A-2

Verifications of Signatures Required Pursuant to Rule 0-2(d)

B-1 through B-2

EXHIBIT A-1

Authorization for The Multi-Strategy Growth & Income Fund

Secretary's Certificate

I, Joseph P. Lucia, Secretary of The Multi-Strategy Growth & Income Fund, a Delaware statutory trust (the "Trust"), do hereby certify that:

(1)

I am the Secretary of the Trust;

(2)

that the following is a true and complete copy of the resolution duly adopted by the Board of Trustees of the Trust on September 19, 2011; and

(3)

that said resolution remains in full force and effect on the date hereof.

RESOLVED, that the officers of the Fund are authorized to prepare, execute and submit, on behalf of the Fund, an exemptive application to the SEC for an order pursuant to Section 6(c) of the 1940 Act, and any amendment or supplements thereto, that may be necessary or appropriate, granting an exemption from Section 15(a) of the Investment Company Act of 1940, as Amended

I hereby certify that the signature appearing in the attached Application for an Order of Exemption from Section 15(a) of the Investment Company Act of 1940, as amended, is the genuine signature of Raymond J. Lucia, Jr., the duly elected and qualified president of the Trust.

IN WITNESS WHEREOF, I have hereunto set my hand this 9th day of December, 2011.

/s/ Joseph P. Lucia

Joseph P. Lucia, Secretary

The Multi-Strategy Growth & Income Fund

EXHIBIT A-2

Authorization for RJL Capital Management, LLC

President's Certificate

I, Brent R. Rivard, President of RJL Capital Management, LLC, a California Limited Liability Company (herein the "Adviser"), having its principal place of business in the City of San Diego, County of San Diego, State of California, do hereby certify that: Brent R. Rivard is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as President.

IN WITNESS WHEREOF, I have hereupon set my hand this 9th day of December, 2011.

By:

/s/ Brent R. Rivard

Name:

Brent R. Rivard

Title:

President

RJL Capital Management, LLC

EXHIBIT B-1

Verification for The Multi-Strategy Growth & Income Fund

State of California

County of San Diego, ss:

The undersigned states that he has duly executed the attached Application for and on behalf of The Multi-Strategy Growth & Income Fund (the "Trust"), that he is the President of the Trust and that all actions of the Board of Trustees of the Trust necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:

/s/ Raymond J. Lucia, Jr.

Name:

Raymond J. Lucia, Jr.

Title:

President

EXHIBIT B-2

Verification for RJL Capital Management, LLC

State of California

County of San Diego, ss:

The undersigned states that he has duly executed the attached Application for and on behalf of RJL Capital Management, LLC (the "Adviser"), that he is the President of the Adviser and that all actions of the Adviser necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:

/s/ Brent R. Rivard

Name:

Brent R. Rivard

Title:

President

RJL Capital Management, LLC